UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 11 November 2019

ASX RELEASE

11 November 2019

NOTICE OF MEETING FOR AN EXTRAORDINARY GENERAL MEETING

Sydney, 11 November 2019 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to provide a Notice of Meeting in respect of an Extraordinary General Meeting, to be held at 11am on Friday 20 December 2019 at the offices of Computershare Investor Services, Level 3, 60 Carrington Street, Sydney, NSW 2000.

Please visit our website https://www.kaziatherapeutics.com/ to access materials relevant to the EGM and also to register your vote online. The EGM page will be live on the website from Wednesday 13 November, after the conclusion of our AGM.

We ask that investors register their intention to attend the EGM so that we can properly cater for the event. You are also welcome to submit questions in advance of the meeting – all of these activities can be managed via our website. We look forward to welcoming shareholders to the EGM.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in 2018. Initial safety data was released in May 2019, and efficacy data is expected in 2H 2019. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data was presented at the AACR annual conference in April 2019 and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

KAZIA THERAPEUTICS LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE EXTRAORDINARY GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

NOTICE OF EXTRAORDINARY GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY TO BE HELD AT 11AM ON FRIDAY 20 DECEMBER 2019 AT THE OFFICES OF COMPUTERSHARE INVESTOR SERVICES, LEVEL 3, 60 CARRINGTON STREET, SYDNEY NSW 2000.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 11AM (SYDNEY TIME) ON 18 DECEMBER 2019.

11 November 2019

Dear Fellow Shareholder

We are pleased to invite you to attend an Extraordinary General Meeting of the Shareholders of Kazia Therapeutics Limited, which is scheduled to be held at Level 3, 60 Carrington Street, Sydney NSW 2000 on Friday 20 December 2019 at 11 am (Sydney time).

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company.

The full range of R&D activities of the Company is presented on the Kazia website which can be found at (www.kaziatherapeutics.com).

AGENDA

The resolutions on the agenda for this Meeting are to ratify the previous issue of Shares as part of the Company’s recent Share placement to professional and sophisticated investors.

VOTING

If you plan to attend the Meeting, please bring a copy of the enclosed Proxy Form with you to facilitate registration.

If you are unable to join us, you are encouraged to appoint a proxy to attend and vote on your behalf. To be valid for the purposes of the Meeting, Proxy Forms must be completed and returned as instructed in this Notice of Meeting, by no later than 11.00 am (Sydney time) on Wednesday 18 December 2019. Full instructions for voting by proxy are detailed on the back of the Proxy Form.

Your vote is important and we encourage you to either attend the Meeting in person or complete the Proxy Form accompanying this Notice and return it to the Company or the Share Registry in accordance with the directions provided.

Yours faithfully

Kate Hill

Company Secretary

On behalf of the Board of Directors

NOTICE OF EXTRAORDINARY GENERAL MEETING

Kazia Therapeutics Limited

ABN 37 063 259 754

Time and Place of Meeting

NOTICE is hereby given that an Extraordinary General Meeting of Kazia Therapeutics Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified below will be conducted.

Date:	Friday 20 December 2019

Time:	11.00 am (Sydney time)

Location:	Computershare Investor Services, Level 3, 60 Carrington Street, Sydney NSW 2000

Special Business

RESOLUTION 1 – RATIFICATION OF PREVIOUS ISSUE OF SHARES UNDER LISTING RULE 7.1 PLACEMENT CAPACITY AS PART OF A SHARE PLACEMENT

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 1 – Ratification of previous issue of Shares to sophisticated and professional investors under the Company’s 15% placement capacity under Listing Rule 7.1 as part of a Share placement

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue and allotment of 9,250,000 Shares to sophisticated and professional investors at an issue price of $0.40 per Share, which were issued under the Company’s 15% placement capacity under Listing Rule 7.1, as further described in the Explanatory Memorandum.”

RESOLUTION 2 – RATIFICATION OF PREVIOUS ISSUE OF SHARES UNDER LISTING RULE 7.1A PLACEMENT CAPACITY AS PART OF A SHARE PLACEMENT

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Ratification of previous issue of Shares to sophisticated and professional investors under the Company’s 10% placement capacity under Listing Rule 7.1A as part of a Share placement

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue and allotment of 750,000 Shares to sophisticated and professional investors at an issue price of $0.40 per Share, which were issued under the Company’s 10% additional placement capacity under Listing Rule 7.1A, as further described in the Explanatory Memorandum.”

Other Business

To transact any other business as may be brought before the Meeting in accordance with the Constitution of the Company and of which the requisite notice has been given.

By order of the Board

Kate Hill

Company Secretary

Dated: 11 November 2019

Notes:

(a)	A Shareholder who is entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy.

(b)

The proxy need not be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(c)

If you wish to appoint a proxy and are entitled to do so, then complete the attached proxy form in accordance with the instructions on the form and return the completed proxy form to the Share Registry in a manner indicated on the form no later than 11 am (Sydney time) on Wednesday 18 December 2019.

(d)

If the proxy has two or more appointments that specify different ways to vote on the resolution the proxy must not vote on a show of hands. If the proxy is the Chair of the Meeting, the proxy must vote on a poll or must vote the way specified in the proxy form. If the proxy is not the Chair of the Meeting the proxy need not vote on the poll, but if the proxy does so, the proxy must vote as specified in the proxy form.

(e)

If the proxy form specifies the way the proxy is to vote on a particular resolution and the proxy is not the Chair of the Meeting and a poll is demanded and either the proxy is not recorded as attending, or the proxy does not vote, the Chair of the Meeting is deemed the proxy for that resolution.

(f)

A corporation may elect to appoint a representative, rather than a proxy, under the Corporations Act, in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the General Meeting.

(g)

The Company has determined under regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that for the purpose of voting at the General Meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7:00pm (Sydney time) on Wednesday 18 December 2019.

(h)

If you have any queries on how to cast your votes, please call the Company’s share registry, Computershare Investor Services Pty Limited, on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia) during business hours.

Voting Exclusion Statements

Resolution 1: Ratification of Previous Issue of Shares under Listing Rule 7.1 placement capacity	The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of any person who participated in the issue of Shares the subject of this Resolution 1 and any Associate of those persons.

Resolution 2: Ratification of Previous Issue of Shares under Listing Rule 7.1A placement capacity	The Company will disregard any votes cast in favour of Resolution 2 by or on behalf of any person who participated in the issue of Shares the subject of this Resolution 2 and any Associate of those persons.

However, the Company need not disregard a vote cast on Resolutions 1 or 2 if:

•	it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the Chair of the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full and, if in doubt about what to do in relation to a Resolution, Shareholders should consult their stockbroker, solicitor or financial or other professional advisor.

Special Business

(A)	Resolutions 1 and 2 – Resolutions regarding the issue of Shares to sophisticated and professional investors under the Placement

Background

As announced to the ASX on 28 October 2019, the Company undertook a placement of Shares under section 708A of the Corporations Act to qualified sophisticated and professional investors at $0.40 per Share to raise $4 million (before costs) (Placement). The issue price represented a discount of 14% to the closing price of the Company’s Shares on 23 October 2019 (being the last closing price prior to the announcement of the Placement),

The Placement involved the issue of 10,000,000 Shares to qualified sophisticated and professional investors under the Company’s existing placement capacity under Listing Rules 7.1 and 7.1A. These Shares were issued on 1 November 2019.

Resolutions 1 and 2 seek approval from Shareholders under Listing Rule 7.4 (and for all other purposes) to ratify the issue of the Shares. 9,250,000 Shares were issued under the Company’s 15% placement capacity under Listing Rule 7.1 and 750,000 Shares were issued under the Company’s existing 10% additional placement capacity under Listing Rule 7.1A, which was approved by Shareholders at the Company’s 2018 annual general meeting. The Company is also seeking Shareholder approval for the additional 10% placement capacity under Listing Rule 7.1A at its 2019 Annual General Meeting, which will be held on 13 November 2019.

Ratification of previous issue of Shares (Resolutions 1 and 2)

Under Listing Rule 7.1, the Company is generally not permitted to issue more than 15% of its issued share capital in any 12-month period unless the issue is approved by Shareholders or an exemption applies. However, Listing Rule 7.4 provides that where a company ratifies an issue of securities, the issue is treated as having been made with approval for the purpose of Listing Rule 7.1, thereby replenishing the Company’s 15% placement capacity and enabling it to issue further securities up to that limit.

Under Listing Rule 7.1A, eligible entities may seek shareholder approval to issue up to 10% of the issued capital of the entity (within an existing class of quoted securities) within the 12 months from approval being granted. The Company received Shareholder approval for the issue of securities under Listing Rule 7.1A at its last annual general meeting, which was held on 8 November 2018. The Company is also seeking Shareholder approval for the additional 10% placement capacity under Listing Rule 7.1A at its 2019 Annual General Meeting, which will be held on 13 November 2019.

Listing Rule 7.4 also allows for issues under the Company’s existing 10% additional placement capacity under Listing Rule 7.1A to be ratified, the effect of which will be that, if Resolution 2 is passed, the Company will replenish its additional placement capacity under Listing Rule 7.1A. As the Company’s additional placement was last approved at the Company’s 2018 annual general meeting, the capacity will expire on 8 November 2019, being the date that is 12 months from the date of that annual general meeting. However, should Shareholders approve the Company’s 10% additional placement capacity at its upcoming 2019 Annual General Meeting to be held on 13 November 2019, subject to receiving Shareholder approval for resolution 2, the Company’s additional 10% placement capacity will be replenished.

If Resolutions 1 and 2 are approved by Shareholders, the Company will have capacity to issue the following securities without Shareholder approval (calculated as at the date of the Meeting):

(a)	10,825,001 securities under Listing Rule 7.1; and

(b)	7,216,667 Shares under the Company’s additional placement capacity (assuming Resolution 4 at the upcoming 2019 Annual General Meeting is approved by Shareholders).

Information required under Listing Rule 7.4

For the purposes of Listing Rule 7.4, the Company provides the following information to Shareholders regarding the issue of the Shares as part of the Placement:

Shares issued as part of the Placement

Date of issue	1 November 2019

Number and type of securities issues

10,000,000 Shares

9,250,000 Shares were issued under the Company’s 15% placement capacity under Listing Rule 7.1 and 750,000 Shares were issued under the Company’s existing 10% additional placement capacity under Listing Rule 7.1A)

Issue price per security	$0.40 per Share

Terms of securities issued	Shares issued rank pari passu with Shares then on issue

Persons to whom securities were issued	Qualified institutional and sophisticated investors in Australia and internationally who participated in the Placement.

Intended use of funds	Proceeds will be used to further the R&D programs of the Company, and to fund working capital.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 1 and Resolution 2.

GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

2019 Annual General Meeting	The annual general meeting of the Company to be held on 13 November 2019.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Associate	Has the meaning given to that term in sections 10 to 17 of the Corporations Act.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Company	Kazia Therapeutics Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Director	A director of the Company.

Explanatory Statement	The Explanatory Memorandum accompanying the Notice of Meeting.

Listing Rules	The listing rules of the ASX as amended from time to time.

Meeting or General Meeting	The general meeting of the Company to be convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Placement	The share placement conducted by the Company on 1 November 2019, as described in section A of the Explanatory Memorandum.

Proxy Form	The proxy form attached to this Notice.

Resolution	A resolution set out in the Notice.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited.

Shareholder	A registered holder of one or more Share(s).

Trading Day	Has the meaning given to that term in Listing Rule 19.12.

VWAP	In respect of a quoted class of equity securities (as that term is defined in Listing Rule 19.12), the volume weighted average price of that class of equity securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after-hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.